WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Exhibit 11.1

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$577	$2,969	$1,543	$5,469
Discontinued operations	—	(606)	—	(785)
Net earnings	$577	$2,363	$1,543	$4,684

Shares:
Average common shares outstanding	8,830	8,735	8,829	8,722

Basic earnings per common share
Income from continuing operations	$0.07	$0.34	$0.17	$0.63
Discontinued operations	—	(0.07)	—	(0.09)
Net earnings	$0.07	$0.27	$0.17	$0.54

Assuming Full Dilution
Earnings:
Income from continuing operations	$577	$2,969	$1,543	$5,469
Discontinued operations	—	(606)	—	(785)
Net earnings	$577	$2,363	$1,543	$4,684

Shares:
Average common shares outstanding	8,830	8,735	8,829	8,722
Potentially dilutive common shares outstanding	22	170	25	174
Diluted average common shares outstanding	8,852	8,905	8,854	8,896

Earnings per common share assuming full dilution
Income from continuing operations	$0.07	$0.33	$0.17	$0.61
Discontinued operations	—	(0.06)	—	(0.08)
Net earnings	$0.07	$0.27	$0.17	$0.53

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.